October 28, 2022

VIA EDGAR CORRESPONDENCE

Michael Rosenberg

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	ProShares Trust (the "Trust") (File Nos. 811-21114 and 333-89822)

Dear Mr. Rosenberg:

On August 19, 2022, the Trust filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 265 under the Securities Act of 1933, as amended (the "1933 Act") and Amendment No. 274 under the Investment Company Act of 1940, as amended (the "1940 Act") to the Trust's registration statement (collectively, the "Amendment"). The Amendment was filed for the purpose of adding a new ETF to the Trust – the ProShares S&P Global Core Battery Metals ETF (the "Fund").

We received comments from you relating to the Amendment. Those comments were addressed in a prior correspondence filing. On October 20, 2022, we received further comments. These comments and the Trust's responses are provided below.

1.Comment: The Staff continues to believe there is not a sufficient nexus between the Fund's name and the types of companies in the Index.

Response: We respectfully disagree with the comment regarding the Fund's names rule policy as noted in the prior correspondence letter. The Trust reiterates its concerns about deviating from what it understands to be current industry practice with respect to disclosures for funds tracking an index, especially at a time when the Rule 35d-1 comment process has been re-opened due to a technical error and it is uncertain what changes might be made to the Rule in the future.

Further, the Trust believes it has provided, under separate cover, sufficient information relating Index constituents' economic ties to these metals. This information included, among other things, Index constituents, Index methodology, constituent weightings, and information on the use of "production value" analysis by the Index provider. The Trust believes this information shows a nexus between "battery metals" and the companies included in the Index. The Trust also discussed with the Staff its understanding that revenue per metal data typically is both unavailable and (if it were available) the reasons why it would not present a clear picture of a company's economic tie to these metals.

2.Comment: The Staff continues to believe the disclosure under (d) in the Section of the Fund's Statement of Additional Information titled "Rejection of Purchase Orders" is too broad.

Response: In response to the Staff's prior comment regarding creation unit transactions, the Trust made the changes indicated below.

The Trust reserves the ~~absolute~~ right to reject a purchase order transmitted to it by the Distributor in respect of the Fund ~~if~~ provided that a rejection or revocation of a purchase order does not violate Rule 6c-11 under the 1940 Act. For example, the Fund may reject or revoke a purchase order if (a) the order is not in proper form; (b) the purchaser or group of purchasers, upon obtaining the Shares ordered, would own 80% or more of the currently outstanding Shares of the Fund; (c) the Deposit Securities delivered are not as specified by ProShare Advisors and ProShare Advisors has not consented to acceptance of an in-kind deposit that varies from the designated Deposit Securities; (d) acceptance of the purchase transaction is not legally required or would, in the opinion of counsel, be unlawful or have an ~~order would have certain~~ adverse effect on ~~tax consequences to~~ the Fund or its shareholders (e.g., jeopardize the Fund's tax status) ; ~~(e) the acceptance of the purchase transaction order would, in the opinion of counsel, be unlawful; (f) the acceptance of the purchase order transaction would otherwise, in the discretion of the Trust or ProShare Advisors, have an adverse effect on the Trust or the rights of beneficial owners; (g)~~ (e) the value of a Cash Purchase Amount, or the value of the Balancing Amount to accompany an in-kind deposit, exceeds a purchase authorization limit extended to an Authorized Participant by the Custodian and the Authorized Participant has not deposited an amount in excess of such purchase authorization with the Custodian prior to the relevant cut-off time for the Fund on the transmittal date; or ~~(h)~~ (f) in the event that circumstances outside the control of the Trust, the Distributor and ProShare Advisors make it impractical to process purchase orders. Examples of such circumstances include acts of God; public service or utility problems resulting in telephone, telecopy and computer failures; fires, floods or extreme weather conditions; market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Trust, ProShare Advisors, the Distributor, DTC, NSCC, the Custodian or sub-custodian or any other participant in the creation process; and similar extraordinary events.

The Staff has requested additional modifications to this language, which we respectfully decline to make. As the Staff's comment recognizes, ETFs in "certain limited circumstances may have a sound basis for rejecting individual creation orders." We believe the current disclosure contemplates just such circumstances and provides investors with effective notice of these specific circumstances. We further note that the Fund has added disclosure stating that it will comply with Rule 6c-11 in connection with the rejection or revocation of creation orders. The Trust continues to respectfully disagree with the Staff's assertion that the disclosure in question is too broad.

* * * * *

We hope that these responses adequately address your additional comments. If you or any other SEC staff member should have any further comments or questions regarding this filing, please contact me at (240) 497-6400. Thank you for your time and attention to this filing.

Very truly yours,

/s/Cynthia D. Baughman

ProShare Advisors LLC

Director, Counsel

cc:Richard F. Morris, General Counsel

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